Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post–Effective Amendment No. 74 to Registration Statement No. 002-79755 on Form N–1A of our reports dated January 23, 2017 relating to the financial statements and financial highlights of Fidelity Growth Company Fund and Fidelity Series Growth Company Fund, each a fund of Fidelity Mt. Vernon Street Trust, appearing in the Annual Reports on Form N-CSR of Fidelity Mt. Vernon Street Trust for the year ended November 30, 2016, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” or  “Independent Registered Public Accounting Firms” in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Boston, Massachusetts

January 23, 2017